EXHIBIT I

TEEKAY OFFSHORE PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights

▪	Declared a cash distribution of $8.0 million, or $0.40 per unit, for the fourth quarter, an increase of 3.9% from the prior quarter
▪	Increased quarterly cash distributions by 14.3% since initial public offering in December 2006
▪	As previously announced, acquired one floating storage and offtake unit from Teekay Corporation in October 2007

Nassau, The Bahamas, February 27, 2008 - Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) today reported net income of $7.0 million for the quarter ended December 31, 2007, compared to net income of $2.1 million for the quarter ended September 30, 2007. Net income before non-controlling interest included non-cash gains totaling $14.0 million relating primarily to foreign currency translation gains and deferred income tax recoveries in the fourth quarter of 2007, and non-cash losses totaling $10.6 million relating primarily to foreign currency translation losses and deferred income tax expenses in the previous quarter.

During the three months ended December 31, 2007, the Partnership generated $6.5 million of distributable cash flow(1), a decrease from $7.3 million for the third quarter of 2007.  This decrease is primarily due to $3.5 million of revenues earned in the third quarter relating to the completion of the mobilization and hook-up of the FSO Navion Saga at the Volve field and an increase in vessel operating expenses in the fourth quarter, partially offset by higher shuttle tanker utilization in the fourth quarter and the acquisition of one FSO unit, the Dampier Spirit, in October 2007.

As previously announced, Teekay Offshore GP LLC, the general partner of Teekay Offshore, increased the cash distribution to $0.40 per unit ($1.60 per unit on an annualized basis) for the fourth quarter of 2007 from $0.385 per unit ($1.54 per unit on an annualized basis) for the previous quarter, as a result of the Dampier Spirit acquisition.  The total cash distribution for the fourth quarter of 2007 was $8.0 million. The Partnership has raised its quarterly distributions by 14.3% since its initial public offering in December 2006. The cash distribution was paid on February 14, 2008, to all unitholders of record on February 8, 2008.

Net income for the year ended December 31, 2007 was $19.7 million, compared to a net loss of $32.7 million for the same period last year. Net income before non-controlling interest in 2007 included non-cash losses totaling $3.5 million relating primarily to foreign currency translation losses, net of deferred income tax recoveries. Net income before non-controlling interest in 2006 included non-cash losses totaling $70.1 million relating primarily to foreign currency translation losses and deferred income tax expenses, net of gain on sale of vessels and equipment.

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period.  This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the income statement, as reflected in the foreign exchange gains (losses).

(1)  Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships.  Please see Appendix A for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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The Partnership owns two shuttle tankers, one floating storage and offtake (FSO) unit, and a 26% interest in Teekay Offshore Operating L.P. (OPCO), which owns and operates the world's largest fleet of shuttle tankers, in addition to FSO units and double-hull conventional oil tankers.  The Partnership controls OPCO through the ownership of its general partner, and the Partnership’s parent company, Teekay Corporation (Teekay), owns the remaining 74% interest in OPCO.  Since the Partnership controls OPCO through its ownership of its general partner, the Partnership’s financial statements includes the consolidated results of both the Partnership and OPCO.  Initially, the Partnership conducted all operations through OPCO and its subsidiaries.  However, the operations of the Partnership’s recent acquisition of two shuttle tankers and one FSO are conducted through wholly-owned subsidiaries.  In the future, the Partnership intends to conduct additional operations through wholly-owned subsidiaries.

Future Growth Opportunities

Teekay is obligated to offer Teekay Offshore certain shuttle tankers, FSO units, and Floating Production Storage and Offloading (FPSO) units it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length:

Shuttle Tankers

Teekay has four Aframax shuttle tanker newbuildings on order which are scheduled to deliver between the third quarter of 2010 and the third quarter of 2011.  It is anticipated that these vessels will be offered to the Partnership and will be used to service either new long-term, fixed-rate contracts Teekay may be awarded prior to delivery or OPCO’s contracts-of-affreightment in the North Sea.

FPSO Units

Through its 50%-owned joint venture with Teekay Petrojarl ASA, Teekay is obligated to offer the Partnership its interest in certain future FPSO projects.

Teekay’s Remaining Interest in OPCO

Teekay may offer to Teekay Offshore additional limited partner interests in OPCO that Teekay owns.  Teekay currently owns 74% of OPCO and Teekay Offshore owns the remaining 26%.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s three main segments: the shuttle tanker segment, the conventional tanker segment, and the FSO segment (Please read the “Teekay Offshore’s Fleet” section of this release below and Appendix B for further details):

	Three Months Ended December 31, 2007				Three Months Ended September 30, 2007
	(unaudited)				(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total

Net voyage revenues	119,959	22,549	17,685	160,193	115,762	23,284	16,546	155,592

Vessel operating expenses	30,284	6,988	6,950	44,222	25,532	6,125	3,590	35,247
Time-charter hire expense	38,714	-	-	38,714	37,161	-	-	37,161
Depreciation & amortization	22,912	5,576	4,985	33,473	22,453	5,053	3,812	31,318

Cash flow from vessel operations*	40,168	13,661	9,689	63,518	40,056	15,089	12,203	67,348

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains.  Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s shuttle tanker segment in the fourth quarter remained virtually unchanged from the previous quarter. During the fourth quarter, the Partnership’s vessel operating expenses in this segment increased primarily due to an increase in seafarer salaries, including a one-time bonus payment due to the renegotiation of seafarer contracts, and various unexpected repair costs.  The increase in vessel operating expenses was partially offset by higher revenues due mainly to fewer drydockings during the fourth quarter and the inclusion of the results of the Navion Gothenburg for one full quarter, compared to only two months in the previous quarter.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s conventional tanker segment decreased to $13.7 million for the fourth quarter of 2007, compared to $15.1 million for the previous quarter, primarily due to an increase in seafarer salaries and the timing of services and repairs.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment decreased to $9.7 million for the fourth quarter of 2007, compared to $12.2 million for the previous quarter, primarily due to $3.5 million of revenues earned in the third quarter relating to the completion of the mobilization and hook-up of the FSO Navion Saga at the Volve field, partially offset by the inclusion of the results of the Dampier Spirit, which was acquired on October 1, 2007.

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet, including vessels owned by OPCO, as of February 27, 2008:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Total
Shuttle Tanker Segment	27	(1)	11	38

Conventional Tanker Segment	9		-	9

FSO Segment	5		-	5
Total	41		11	52

(1)	Includes five shuttle tankers in which OPCO’s ownership interest is 50%, and two shuttle tankers directly owned by Teekay Offshore, of which one is 50% owned.

Liquidity

As of December 31, 2007, the Partnership had total liquidity of $286.7 million, comprising $121.2 million in cash and cash equivalents and $165.5 million in undrawn revolving credit facilities.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 26.0% interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 11 chartered-in vessels), four floating storage and offtake units (FSO) and nine conventional crude oil Aframax tankers. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers and one FSO.  Teekay Offshore Partners also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

Earnings Conference Call

The Partnership plans to host a conference call at 12:00 p.m. ET on Friday, February 29, 2008, to discuss the Partnership’s results and the outlook for its business activities. The Partnership’s earnings presentation will be available on the Partnership’s web site at www.teekayoffshore.com prior to the call. All unitholders and interested parties are invited to participate in the conference call by dialing (866) 322-1159 or (416) 640-3404, or listen to the live conference call through the web site.  The Partnership plans to make available a recording of the conference call until midnight March 7, 2008 by dialing (888) 203-1112 or (647) 436-0148, access code 8496844 or via the Partnership’s web site until March 30, 2008.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605

Web site:  www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1) (in thousands of U.S. dollars, except unit data)

	Three Months Ended		Years Ended
	December 31, 2007	September 30, 2007	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	203,978	192,050	775,969	708,692

OPERATING EXPENSES
Voyage expenses	43,785	36,458	151,583	94,423
Vessel operating expenses	44,222	35,247	143,247	106,398
Time-charter hire expense	38,714	37,161	150,463	244,952
Depreciation and amortization	33,473	31,318	122,415	102,022
General and administrative	14,377	15,731	61,530	72,516
Gain on sale of vessels and equipment	-	-	-	(4,778)
Restructuring charge	-	-	-	832
	174,571	155,915	629,238	616,365
Income from vessel operations	29,407	36,135	146,731	92,327
OTHER ITEMS
Interest expense	(22,128)	(21,578)	(79,768)	(69,425)
Interest income	1,506	1,784	5,774	5,358
Income tax recovery (expense)	13,607	(6,057)	10,924	(2,771)
Equity income from joint ventures	-	-	-	6,162
Foreign exchange gain (loss)	2,185	(4,372)	(12,144)	(66,705)
Other – net	2,137	2,965	10,403	8,669
Net income (loss) before non-controlling interest	26,714	8,877	81,920	(26,385)
Non-controlling interest	(19,702)	(6,763)	(62,248)	(6,330)
Net income (loss)	7,012	2,114	19,672	(32,715)
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted (2)	9,800,000	9,800,000	9,800,000	3,049,315
Weighted-average number of subordinated units outstanding - Basic and diluted (2)	9,800,000	9,800,000	9,800,000	9,800,000
Weighted-average number of total units outstanding - Basic and diluted	19,600,000	19,600,000	19,600,000	12,849,315

(1) During August 2006, Teekay Shipping Corporation (Teekay) formed Teekay Offshore, as part of its strategy to expand in the marine transportation, processing and storage sectors of the offshore oil industry.  Teekay Offshore owns a 26% interest in Teekay Offshore Operating L.P. (OPCO), which owns and operates the world’s largest fleet of shuttle tankers, in addition to FSO units and double-hull conventional tankers.  Teekay Offshore controls OPCO through its ownership of OPCO’s general partner and Teekay owns the remaining 74% interest in OPCO. Prior to the closing of Teekay Offshore’s initial public offering on December 19, 2006, Teekay transferred eight Aframax-class conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (Norsk Teekay) and one FSO unit to Teekay Offshore Australia Trust. Subsequently, Teekay transferred to OPCO all of the outstanding interests of four wholly-owned subsidiaries, Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit LLC (collectively referred to as Teekay Offshore Partners Predecessor). Combined consolidated financial results for periods prior to December 19, 2006 are attributable primarily to Teekay Offshore Partners Predecessor.

(2) For periods prior to the Partnership’s IPO on December 19, 2006, represents the number of units received by Teekay in exchange for a 26% interest in OPCO at the time of the IPO.

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TEEKAY OFFSHORE PARTNERS L.P. SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at	As at
	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	121,224	113,986
Other current assets	107,172	78,739
Vessels and equipment	1,662,865	1,524,842
Other assets	92,622	130,216
Intangible assets	55,355	66,425
Goodwill	127,113	127,113
Total Assets	2,166,351	2,041,321
LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	50,540	50,353
Current portion of long-term debt	64,060	17,656
Advances from affiliate	-	16,951
Long-term debt	1,453,407	1,285,696
Other long-term liabilities	125,730	103,746
Non-controlling interest	391,645	427,977
Partners’ equity	80,969	138,942
Total Liabilities and Partners’ Equity	2,166,351	2,041,321

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TEEKAY OFFSHORE PARTNERS L.P. APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE (in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash expenses, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items.  Maintenance capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets.  Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions.  Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.  The table below reconciles distributable cash flow to net income.

Three Months Ended December 31, 2007
(unaudited)

Net Income	7,012
Add:
Depreciation and amortization	33,473
Non-controlling interest	19,702
Less:
Estimated maintenance capital expenditures	19,254
Income tax recovery	13,607
Foreign exchange and other, net	396
Distributable Cash Flow before Non-Controlling Interest	26,930
Non-controlling interests’ share of DCF	(20,391)
Distributable Cash Flow	6,539

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TEEKAY OFFSHORE PARTNERS L.P. APPENDIX B - SUPPLEMENTAL SEGMENT INFORMATION (in thousands of U.S. dollars)

	Three Months Ended December 31, 2007
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues (1)	119,959	22,549	17,685	160,193
Vessel operating expenses	30,284	6,988	6,950	44,222
Time-charter hire expense	38,714	-	-	38,714
Depreciation and amortization	22,912	5,576	4,985	33,473
General and administrative	11,431	1,900	1,046	14,377
Income from vessel operations	16,618	8,085	4,704	29,407

	Three Months Ended September 30, 2007
	(unaudited)

	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	Total
Net voyage revenues (1)	115,762	23,284	16,546	155,592
Vessel operating expenses	25,532	6,125	3,590	35,247
Time-charter hire expense	37,161	-	-	37,161
Depreciation and amortization	22,453	5,053	3,812	31,318
General and administrative	12,908	2,070	753	15,731
Income from vessel operations	17,708	10,036	8,391	36,135

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions.  Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.  Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the potential for Teekay to offer up to four Aframax shuttle tanker newbuildings either with new long-term fixed-rate contracts, or to service the contracts-of-affreightment in the North Sea; the potential for Teekay to offer to Teekay Offshore additional limited partner interests in OPCO; and the Partnership’s exposure to foreign currency fluctuations, particularly in Norwegian Kroner. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of offshore oil, either generally or in particular regions; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership or OPCO to renew or replace long-term contracts; the failure of Teekay to offer additional interests in OPCO to Teekay Offshore; the Partnership’s ability to raise financing to purchase additional vessels and/or interests in OPCO; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006.  The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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